VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until February 2, 2025 at 11:59 p.m. (Eastern Time).

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

ATTEND THE VIRTUAL MEETING
If you would like to attend the Extraordinary General Meeting to be held virtually on Feb 3, 2025 at 10:30 p.m., Local Time (9:30 a.m. Eastern Time), please register at:
https://meeting.vstocktransfer.com/MOBILEHEALTHFEB25

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders Proxy Card - Mobile-health Network Solutions

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

Proposal 1
To approve the amended and restated memorandum and articles of association.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2
To authorize the board of directors to effect a share consolidation.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: At their discretion, the proxies if designated as such are authorized to vote upon such other business as may properly come before the Annual Meeting or any continuation, postponement or adjournment thereof.

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

*** SPECIMEN *** AC:ACCT9999 90.00

MOBILE-HEALTH NETWORK SOLUTIONS
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBUARY 3, 2025
10:30 P.M. LOCAL TIME

To Register for the Virtual Meeting, Please Visit:
https://meeting.vstocktransfer.com/MOBILEHEALTHFEB25

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

I/We, ______________________________________* (Name) of __________ordinary shares of US$0.000004 each in the capital of the Company, hereby appoint:

☐ the Chairman of the Meeting

☐ ____________________________________ (insert full name of proxy and identification number (passport or NRIC))

(ID NO. _____________________________)

of ____(insert address)

or failing him, the Chairman of the Meeting.

as my/our proxy to vote for me/us and on my/our behalf at the Meeting of the Company to be held virtually at https://meeting.vstocktransfer.com/MOBILEHEALTHFEB25 on February 3, 2025 at 10:30 p.m., Local Time (9:30 a.m. Eastern Time) and at any adjournment thereof.

I/We hereby direct my/our proxy to vote on the following resolutions as the I/we have indicated by marking the appropriate box with an 'X'. If no indication is given, my/our proxy will vote or abstain from voting at his or her discretion and I/we authorise my/our proxy to vote (or abstain from voting) as he or she thinks fit in relation to any other matter which is put before the meeting.

Electronic Delivery of Future Proxy Materials: If you would like to reduce the costs incurred by Mobile-health Network Solutions materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings.

Email Address: ___________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.